SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Swvl Holdings Corp

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

001875609

(CUSIP Number)

Gerhard Swart

DiGAME Africa

c/o IQEQ Corporate Services (Mauritius) Ltd

33 Edith Cavell Street

Port-Louis

11324

Mauritius

Telephone: +44 20 7947 3400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 001875609

SCHEDULE 13D

1	name of reporting person DiGAME Africa
2	check the appropriate box if a member of a group*	(a) [_] (b) X
3	sec use only
4	source of funds WC
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	[_]
6	citizenship or place of organization Mauritius
NUMBER OF	7	sole voting power 0
SHARES BENEFICIALLY OWNED BY	8	shared voting power 10,297,942
EACH REPORTING PERSON	9	sole dispositive power 0
WITH	10	shared dispositive power 10,297,942
11	aggregate amount beneficially owned by each reporting person 10,297,942
12	check box if the aggregate amount in row (11) excludes certain shares [_]
13	percent of class represented by amount in row (11) 8.7%(1)
14	type of reporting person* CO

(1) The aggregate percentage of shares of Class A Ordinary Shares reported is determined in accordance with SEC rules and is based upon 118,496,102 shares of Class A Ordinary Shares outstanding, which is the total number of shares of Class A Ordinary Shares outstanding as reported in the Issuer’s Shell Company Report on Form 20-F, filed March 31, 2022.

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CUSIP NO. 001875609

1	name of reporting person DiGAME Investment Company Limited
2	check the appropriate box if a member of a group*	(a) [_] (b) X
3	sec use only
4	source of funds N/A
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	[_]
6	citizenship or place of organization Cayman Islands

NUMBER OF	7	sole voting power 10,297,942
SHARES BENEFICIALLY OWNED BY	8	shared voting power 0
EACH REPORTING PERSON	9	sole dispositive power 10,297,942
WITH	10	shared dispositive power 0

11	aggregate amount beneficially owned by each reporting person 10,297,942
12	check box if the aggregate amount in row (11) excludes certain shares [_]
13	percent of class represented by amount in row (11) 8.7%(1)
14	type of reporting person* CO

(1) The aggregate percentage of shares of Class A Ordinary Shares reported is determined in accordance with SEC rules and is based upon 118,496,102 shares of Class A Ordinary Shares outstanding, which is the total number of shares of Class A Ordinary Shares outstanding as reported in the Issuer’s Shell Company Report on Form 20-F, filed March 31, 2022.

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SCHEDULE 13D

Item 1. Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the Class A ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) of Swvl Holdings Corp (the “Issuer”), whose principal executive offices are located at The Offices 4, One Central, Dubai World Trade Centre, Dubai, United Arab Emirates.

Item 2. Identity and Background

(a) The persons filing this Schedule 13D are: (a) DiGAME Africa, a private company limited by shares organized under the laws of Mauritius (“DAfrica”), and (ii) DiGAME Investment Company Limited, a company organized under the laws of the Cayman Islands (“DIC” and together with DAfrica, the “Filers”).

The name, place of citizenship, business address and present principal occupation of each executive officer, director and controlling person of D’Africa and DIC is set forth in Exhibit B to this Schedule 13D and incorporated herein by reference.

(b) DAfrica’s business address is: c/o IQEQ Corporate Services (Mauritius) Ltd, 33 Edith Cavell Street, Port-Louis, 11324, Mauritius. DIC’s business address is: c/o Maples Corporate Services Ltd, PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands.

(c) DIC is a growth capital investor in high-growth, technology-enabled businesses in Africa and DAfrica is a wholly owned subsidiary of DIC. Investment and voting decisions for securities held by DAfrica are made by a majority of the members of the board of directors of DIC, of which Esther Dyson is a member. The board of directors of DIC consists of five members. Esther Dyson is a Class I Director of Issuer.

Each Filer disclaims beneficial ownership of the Ordinary Shares except to the extent of that person’s pecuniary interest therein.

(d) During the last five years, none of the Filers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors),

(e) During the last five years, none of the Filers have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) For citizenship of the Filers, see Item 6 of each Filer’s cover page.

Item 3. Source and Amount of Funds or Other Consideration

The Ordinary Shares reported herein consist of: (a) 9,773,990 Ordinary Shares of Issuer issued to DAfrica in exchange for the following shares of Swvl Inc. (“Swvl”) (i) 1,736 Class A ordinary shares of no par value, (ii) 2,318 Class B ordinary shares of no par value, and (iii) 2,419 Class C ordinary shares of no par value (collectively, the “Swvl Shares”), owned by DAfrica as part of the Business Combination (as defined below); (b) 430,339 Ordinary Shares of Issuer received by DAfrica as part of the Business Combination in exchange for the cancellation of a convertible promissory note in the principal amount of $1,500,000 purchased by DAfrica from Swvl on March 25, 2021; and (c) 93,613 Ordinary Shares of Issuer received by DAfrica as part of the Business Combination in exchange for the cancellation of a convertible promissory note in the principal amount of $889,330 purchased by DAfrica from Swvl on March 23, 2022 (the “Swvl Exchangeable Note”). DAfrica purchased the shares and promissory notes from Swvl with working capital. The aggregate price paid by DAfrica for all of the Ordinary Shares referenced above was $9,390,236.

Item 4 - Purpose of Transaction

The Ordinary Shares to which this Schedule 13D relates were initially acquired by DAfrica in the merger between legacy Swvl and the Issuer (formerly, Pivotal Holdings Corp) (the “Business Combination”). DAfrica originally purchased or otherwise acquired the Ordinary Shares reported herein for investment. Filers may acquire additional Ordinary Shares from time to time,

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in open market purchase, negotiated transactions or otherwise, and may sell any or all of such Ordinary Shares from time to time.

Filers do not, in such capacity, have present plans or proposals that relate to or would result in any of the following (although Filers reserves the right to develop such plans or proposals or any other plans relating to the Issuer and to take action with respect thereto): (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation, bylaws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5 - Interest in Securities of the Issuer

(a) DAfrica holds 10,297,942 Ordinary Shares, constituting beneficial ownership of 8.7% of the Issuer Ordinary Shares, based upon 118,496,102 shares of Ordinary Shares outstanding, which is the total number of Ordinary Shares outstanding as reported in the Issuer’s Shell Company Report on Form 20-F, filed March 31, 2022.

The Filers disclaim beneficial ownership of the securities held by Mostafa Kandil, Mahmoud Nouh Mohamed Mohamed Nouh, Ahmed Mahmoud Ismail Mohamed Sabbah, VNV (Cyprus) Limited, Memphis Equity Ltd., Badia Impact Fund C.V., Blu Stone Ventures 1 Limited, Alcazar Fund 1 SPV 4, Luxor Capital Partners Offshore Master Fund, LP, Luxor Capital Partners, LP, Luxor Wavefront, LP, Lugard Road Capital Master Fund, LP, and any other person from time to time party to the Shareholders Agreement (as defined below).

(b) Investment and voting decisions for securities held by DAfrica are made by a majority of the members of the board of directors of DIC; accordingly, DIC has sole voting and dispositive power with respect to the indicated Ordinary Shares.

The number of Ordinary Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Pursuant to the Shareholders Agreement, DAfrica (and each other shareholder party thereto) irrevocably appointed as its proxy and attorney-in-fact the Issuer and any person designated in writing by the Issuer to vote or deliver a written resolution in respect of the shares beneficially owned by ithim (and each other shareholder party thereto) in accordance with the specified voting commitments further described below in Item 6. As such, the Issuer possesses power to direct the voting of the shares beneficially owned by DAfrica with respect to the matters provided in the Shareholders Agreement.

(c) Filers have not engaged in any transaction with respect to the Ordinary Shares during the past 60 days other than the following:

In connection with the Business Combination, DAfrica (i) exchanged the Swvl Shares owned by DAfrica for 9,773,990 Ordinary Shares, (ii) cancelled a convertible promissory note in the principal amount of $1,500,000 purchased by DAfrica from Swvl on March 25, 2021, in exchange for 430,339 Ordinary Shares of Issuer, and (c) cancelled the Swvl Exchangeable Note in exchange for 93,613 Ordinary Shares.

Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

DAfrica is a wholly owned subsidiary of DIC and DIC is DIC is the investment adviser to DAfrica. In such capacity, DIC has the right to, among other things, invest the funds of DAfrica in the Ordinary Shares, and to vote and dispose of the Ordinary Shares. DIC is entitled to fees based on assets under management and realized and unrealized gains.

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Earnout Shares

In connection with the Business Combination, DAfrica is eligible to receive up to 1,506,666 additional Ordinary Shares in the event the Issuer completes an Earnout Triggering Event, as defined in the Business Combination Agreement by and among Swvl, Queen’s Gambit Growth Capital (“SPAC”), Pivotal Holdings Corp (“Holdings”), Pivotal Merger Sub Company I (Cayman Merger Sub), and Pivotal Merger Sub Company II Limited (“BVI Merger Sub”), dated as of July 28, 2021, as amended (the “Business Combination Agreement”).

Registration Rights

Concurrently with the execution and delivery of the Business Combination Agreement, Swvl, SPAC, Holdings, Queen’s Gambit Holdings LLC (“Sponsor”) and certain security holders of Swvl, including DAfrica (the “Holders”), entered into a Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, Holdings is required to (a) within 20 business days after the consummation of the Business Combination, file with the United States Securities and Exchange Commission, a registration statement (the “Resale Registration Statement”) registering the resale of certain securities of Holdings held by the Holders (the “Registrable Securities”) and (b) use its reasonable best efforts to cause the Resale Registration Statement to become effective as soon as reasonably practicable after the filing thereof. Under the Registration Rights Agreement, the Holders may demand up to (i) three underwritten offerings and (ii) within any 12-month period, two block trades or “at-the-market” or similar registered offerings of their Registrable Securities through a broker or agent.

The Registration Rights Agreement provides in the event that the Issuer proposes to register any of its securities under the Securities Act in an offering, either for the Issuer’s own account or for the account of other security holders, the Holders will be entitled to certain “piggyback” registration rights allowing them to include their shares in such registration, subject to specified conditions and limitations.

The foregoing summary of the Registration Rights Agreement and the transactions contemplated thereby does not purport to be complete and, as such, is qualified in its entirety by the Registration Rights Agreement set forth in Exhibit 2 hereto and incorporated into this Item 6 by reference.

Shareholders Agreement

On July 28, 2021, certain shareholders of the Issuer, including DAfrica, entered into a shareholders’ agreement (the “Shareholders Agreement”), which provisions include, among other things: (i) the right of Mostafa Kandil to serve as chairman of the Issuer’s board of directors so long as he remains Chief Executive Officer of Issuer and to serve as a director so long as he beneficially owns at least 1% of the outstanding shares of the Issuer and his employment has not been terminated for cause; and (ii) until the completion of the Issuer’s third annual meeting of shareholders following the consummation of the Business Combination, commitments by DAfrica and the other shareholders party thereto to vote in favor of the appointment of designees to the Issuer’s board of directors at any shareholder meeting (and, thereafter, to vote in favor of the appointment of Mostafa Kandil or his designee to the Issuer’s board of directors, subject to specified conditions). Pursuant to the Shareholders Agreement, DAfrica (and each other shareholder party thereto) irrevocably appointed as its proxy and attorney-in-fact the Issuer and any person designated in writing by the Issuer to vote or deliver a written resolution in respect of the shares beneficially owned by it (and each other shareholder party thereto) in accordance with the abovementioned commitment at the specified applicable annual or general meetings of shareholders of the Issuer (or adjournments or postponements thereof) (or any action or approval by written resolution).

The foregoing summary of the Shareholders Agreement and the transactions contemplated thereby does not purport to be complete and, as such, is qualified in its entirety by the Shareholders Agreement set forth in Exhibit 3 hereto and incorporated into this Item 6 by reference.

Item 7 - Material to be Filed as Exhibits

1.	Business Combination Agreement, dated as of July 28, 2021, by and among Swvl, SPAC, Holdings, Cayman Merger Sub and BCI Merger Sub (incorporated herein by reference to Exhibit 2.1 of the SPAC’s Current Report on Form 8-K filed with the SEC on July 28, 2021 (File No. 001-39908).

2.	Registration Rights Agreement, dated July 28, 2021, by and among Swvl, SPAC, the Sponsor, Holdings and certain shareholders of Swvl (incorporated by reference to Exhibit 10.3 to SPAC’s Current Report on Form 8-K (File No. 001-39908) filed with the SEC on July 28, 2021).

3.	Shareholders Agreement, dated July 28, 2021, by and among the Issuer and DAfrica, Mostafa Kandil, Mahmoud Nouh Mohamed Mohamed Nouh, Ahmed Mahmoud Ismail Mohamed Sabbah, VNV (Cyprus) Limited, Memphis Equity Ltd., Badia Impact Fund C.V., Blu Stone Ventures 1 Limited, Alcazar Fund 1 SPV 4, Luxor Capital Partners Offshore

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Master Fund, LP, Luxor Capital Partners, LP, Luxor Wavefront, LP, and Lugard Road Capital Master Fund, LP (incorporated herein by reference to Exhibit 10.2 of the SPAC’s Current Report on Form 8-K filed with the SEC on July 28, 2021 (File No. 001-39908).

4.	Form of Subscription Agreement, by and among SPAC, Holdings and certain subscribers (incorporated by reference to Exhibit 99.1 to SPAC’s Current Report on Form 8-K (File No. 001-39908 filed with the SEC on July 28, 2021).

5.

Form of Swvl Exchangeable Note, incorporated herein by reference to Exhibit 10.7 to Amendment No. 7 of the Issuer’s Registration Statement on Form F-4 (File No. 333-259800) filed with the SEC on March 11, 2022.

6.	Exhibit A Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

7.	Exhibit B: Names of Officers, Directors and Controlling Persons

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIGAME AFRICA

Date: April 11, 2022	By:	/s/ Gerhard Swart
	Name:	Gerhard Swart
	Title:	Authorized Signatory

DIGAME INVESTMENT COMPANY LIMITED

Date: April 11, 2022	By:	/s/ Samer Salty
	Name:	Samer Salty
	Title:	Chief Executive Officer

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EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D, Schedule 13G or Forms 3, 4 or 5 (and any amendments or supplements thereto) required under section 13(d) or 16(a) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer. For that purpose, the undersigned hereby constitute and appoint DiGAME Africa, a private company limited by shares organized under the laws of Mauritius, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Act, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: April 11, 2022

DIGAME AFRICA

By:	/s/ Gerhard Swart
Name:	Gerhard Swart
Title:	Authorized Signatory

DIGAME INVESTMENT COMPANY LIMITED

By:	/s/ Samer Salty
Name:	Samer Salty
Title:	Chief Executive Officer

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EXHIBIT B

NAMES OF OFFICERS, DIRECTORS AND CONTROLLING PERSONS

DiGAME Africa

The names, citizenship, business addresses, and present principal occupations of the directors, executive officers and controlling persons of DiGAME Africa (“DAfrica”) are set forth below. If no business address is given, the director’s, executive officer’s or controlling person’s business address is c/o IQEQ Corporate Services (Mauritius) Ltd, 33 Edith Cavell Street, Port-Louis, 11324, Mauritius.

Name	Citizenship	Business Address and Principal Occupation

Gerhard Swart	United Kingdom	Director of DAfrica
Finance Director of Zouk Capital LLP
26 Ives Street, London, SW3 2ND

Richard Pereira	Singapore	Director of DAfrica
Chief Financial Officer of Zouk Capital LLP
26 Ives Street, London, SW3 2ND

Sharmanand Jhurreea	Mauritius	Director of DAfrica
Manager at IQ EQ Mauritius

Fatweena Uteena-Mahmoud	Mauritius	Director of DAfrica
Manager at IQ EQ Mauritius

DiGAME Investment Company Limited

The names, citizenship, business addresses, and present principal occupations of the directors, executive officers and controlling persons of DiGAME Investment Company Limited (“DIC”) are set forth below. If no business address is given, the director’s, executive officer’s or controlling person’s business address is c/o Maples Corporate Services Ltd, PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands.

Name	Citizenship	Business Address and Principal Occupation

Samer Salty	United Kingdom	Director and CEO of DIC
Managing Partner of Zouk Capital LLP
26 Ives Street, London, SW3 2ND

Esther Dyson	United States	Director of DIC
Director of Swvl Holdings Corp.

Samir Mikati	Canada	Director of DIC
Al Bahr Towers – 1,
Sheikh Zayed Bin Sultan Street, Abu Dhabi

Samir Hammami	Lebanon,	Director of DIC
l Bahr Towers – 1,
Sheikh Zayed Bin Sultan Street, Abu Dhabi

Shane Tedjrati	Canada	Director of DIC

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